Filed by Vivid Seats Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Horizon Acquisition Corporation

Commission File No.: 001-39465

CNBC “Closing Bell”

Online ticket marketplace Vivid Seats set to go public via SPAC with Horizon Acquisition Corp.

April 22, 2021

Online ticket marketplace Vivid Seats is set to go public via SPAC with Horizon Acquisition Corp. Stan Chia, Vivid Seats CEO and Todd Boehly, Horizon Acquisition Corp. CEO, join ‘Closing Bell’ to discuss.

Transcript

Speaker 1

Joining us in a first on CNBC interview Vivid Seats CEO Stan Chia and Horizon Acquisition Corp. CEO Todd Boehly. Very good afternoon to you both and congrats on the deal. Stan, I'll I'll start with you, if I may, in terms of your outlook for how quickly live events are going to bounce back. And in fact, if we're already seeing a little glimpse of that already.

Speaker 2

0:22

Yeah. Hi, Wilford, hi. Thank you for having us on today. Really excited to tell you the story of Vivid Seats and the partnership with Horizon. I think, as we look out, I think there's certainly very encouraging signs, I think the one I'd point to in terms of recovery, or where we see, you know, baseball is as the season starts, every stadium has had, you know, fans with as at a different capacity level, we're seeing the state slowly start to open up, I think, and certainly we expect venues to follow suit.

Speaker 1

0:50

Todd, talk us through the process of getting to this point, and whether it's gotten tougher, whether you - you didn't think you'd get to this stage, given that SPACs have cooled off so much in just a matter of weeks.

Speaker 3

1:03

Well, I think really, the SPAC-lash that we're seeing is more unrelated to this specific company that, you know, one can acquire within a SPAC. I think ultimately, a SPAC is just a chassis that has equity capital. And and ultimately, the goal is to find a really good company and then take that company public. And ultimately, the fact is, in two years time no one will remember whether it was a SPAC or not, you know, we're really excited about Vivid, we think that it what they really showed during the downturn was the ability to to reduce their overhead. And then at low levels of volumes, they've been able to generate cash. So we think it's a great machine that ultimately is extremely well positioned for the recovery, whether that actually comes in 2022, or 2023. I think, you know, our capital structure is so patient, given that we really have no leverage on the balance sheet.

Speaker 4

2:03

Stan, I saw that Bad Bunny sold out, he sold out the World Tour so quickly, I think tickets are going for $2,400 on the resale market. Beyond that, what's your what's your sense of the underlying pent up demand for some of these events? And do you think once they open people will come?

Speaker 2

2:22

Yeah, I think, look, I think, you know, we're certainly optimistic. And you know, that I think, live events, we'll come back and come back safely. And I got my mask here, I'd say we've all got to do our part, to getting there. I think Bad Bunny, tremendous. Last last week, you know, selling out as quick as he did. I think as we think about, you know, indicators that there's tons of pent up demand, you know, what we've what we continue to see as, as a leading marketplace that really is an index for how much demand is outpacing supply. And I think what we see is that, you know, average order sizes continue to go up, right, I think, a strong reinforcement that there really is a lot of demand. And as soon as it's safe to do so, I think you're gonna see a lot of people want to go to live events.

Speaker 1

3:02

Stan, talk us through the business model. We often talk about interest rates being important for bank stocks, are they relevant as well to you in terms of having often a lot of cash on hand, but between the period when people buy the tickets and the live event taking place?

Speaker 2

3:20

Yeah, I think, you know, look, I think like, we have a pretty favorable working capital dynamic in our business. But at the same time, you know, I say we've - we do - we have two customers, as we think about our marketplace, we've got our buy side, and we've got our sell side. And I think as we look at how we treat our sell side, and certainly what we've done in the pandemic, I think we've been really conscious and really fair with the sell side turns in terms of how we've injected liquidity into that ecosystem as well.

Speaker 4

3:48

Todd, I have an unrelated question for you about the Dodgers. We don't get to talk to you very much. And I was just wondering, with all with all the hubbub around the All Star Game and pulling out of Atlanta, as an owner, you supported that move over the controversial voting law.

Speaker 3

4:05

I think the Dodgers have been advocates for voters’ rights from the very beginning and I think the Dodgers continue to show themselves obviously we had the largest testing center in the world, the largest vaccination center. You know, we've absolutely been supportive of the commissioner. And we do believe that those types of things matter.

Speaker 1

4:28

Todd, also just wanted to ask if you had a view on the European Super League and its collapse this past week, you were linked with a bid to buy Chelsea FC a few years back. I don't know if you can confirm or deny that attempt. But but but either way just thought wondered if you if you had a view on the the announcement and then very swift collapse of it. And if a Premier League club because of fan protest, or whatever else becomes available in the next few weeks. Are you interested?

Speaker 3

4:56

Listen, I think we're absolutely always interested in really quality assets. And you know, frankly, I think what was illustrated in the collapse of the Super League was the fact that, you know, this is all about the fans, whether you're thinking about Vivid Seats and all the fans that we’re trying to service or you're thinking about the Dodgers. It's, you know, basically the fan is in the middle of all these business models. And if you forget that, then you forgot really why you set out in the first place.

Speaker 4

5:26

Well, speaking of the fan, Stan, few members of Congress democrats are asking the administration to take a closer look, from an antitrust perspective at the at the Ticketmaster Live Nation deal, which is what like a decade old, I would assume you would you would support that it Do you think that that deal is harmful to consumers and to competitors? like yourself?

Speaker 2

5:47

Yeah, look, I think any deal where there is, you know, a monopoly, I think is going to be one where it's got to be looked at with scrutiny and looks like, you know, I'd say the Department of Justice is, is potentially going to take a look with, with the inquiries there. You know, I think from from my perspective, it's always about making sure consumers are protected. As they look into various industries, you know, we feel really well positioned in terms of how we've done that at Vivid Seats, you know, with one customer best customer service in the industry. Now, two years in a row, we offer our fans, you know, a rewards program, so that they get additional, you know, purchasing power beyond the transaction that they're having. So we feel it's about the fans, it's about providing consumers value. And ultimately, that's, that's what we should be all striving to do.

Speaker 1

6:30

So just just around, round things off and go back to it. I don't know what you would you would value these these Premier League clubs. And I mean, obviously mentioned united listed is worth 2.7 billion, but the likes of Arsenal, and Chelsea and not, would you be genuinely interested in making a bid for a club like that in the months ahead?

Speaker 3

6:50

What's my god, it comes down to opportunity and price and structure and control? And, you know, really, what can you do with it? I think obviously, what we've proven with the Dodgers is that, you know, we're all about winning, you know, after winning the World Series, we went out and got Trevor Bauer and continue to add to the resiliency of the club. And, you know, so I think that if you have an opportunity to develop a, you know, a franchise, like we have with the Dodgers, those things are very exciting. And remember, as long as you keep the in mind that you're there to win, and you're were there for the fans. And I think that that's, you know, something that, you know, we're very intuitive and to the extent an opportunity came by that made sense, you know, we surely would look at it.

Speaker 4

7:37

A question on top the fans and, and live live sports and events, but the Dodgers, particularly are testing these vaccinated areas in the stadiums. What's the likelihood that we could see vaccine mandates at things like sports games?

Speaker 3

7:54

You know, I'm not close enough day to day to express a view on that. But I certainly see us now testing the idea as you said, you know, areas and ultimately we're Our goal is to get as many fans back safely as possible. So I think that, you know, we're still playing through exactly how to do this expecting that the 21 2021 season was going to be a little bit one step forward, one step back. But the great news is, you know, we opened our home series against Washington last week and at 15,000 fans

Speaker 4

8:32

reopening trade, Stan and Todd, thank you both very much. Congrats on the deal today.

8:37

We appreciate you very much.

8:39

Thank you.

Speaker 4

8:40

After the break, Robin Hood enters the lobby the trading center

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IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Horizon Acquisition Corporation (“Horizon”) and Vivid Seats, which will be the going-forward public company, intend to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF HORIZON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIVID SEATS, HORIZON AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of Horizon Acquisition Corporation as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830.

Participants in Solicitation

Horizon and its directors and executive officers may be deemed participants in the solicitation of proxies from Horizon’s members with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Horizon is contained in Horizon’s filings with the SEC, including Horizon’s annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”), which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC's web site at www.sec.gov, or by directing a request to Horizon Acquisition Corporation, 600 Steamboat Road, Suite 200, Greenwich, CT 06830. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. Vivid Seats and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Horizon in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements Legend

Certain statements made in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the transaction between Vivid Seats and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Vivid Seats and the markets in which it operates, and Vivid Seats’ projected future results. These forward-looking statements generally are identified by the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," “targets”, "may," "will," "should," “would,” “will be,” “will continue,” “will likely result,” "future," "propose," “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Vivid Seats’ or Horizon’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by Horizon’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of Horizon’s securities; the inability of the business combination to be completed by Horizon’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Horizon; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of Vivid Seats’ shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; Vivid Seats’ ability to manage growth; Vivid Seats’ ability to execute its business plan and meet its projections; potential disruption in Vivid Seats’ employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vivid Seats or Horizon, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vivid Seats or Horizon products and services, and in particular economic and market conditions in the live events industry in the markets in which Vivid Seats operates; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Horizon’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vivid Seats and Horizon assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither Vivid Seats nor Horizon gives any assurance that either Vivid Seats or Horizon will achieve its expectations.